CENTRAL OPERATIONS September 2015 Exhibit 99.6

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

PAGE
DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,”
“outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel;
inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

PAGE AGENDA • Introduction & Org Overview • JH Manufacturing Advantage • Capacity Update • JH Supply Chain Advantage • Freight & Procurement Update 4

PAGE
CENTRAL OPERATIONS ORGANIZATION
Raw Materials to Customer Integration:
–
Procurement
–
Production/Capacity Planning
–
Outbound Freight
–
Distribution Management (VMI)
–
Customer Operations
–
Supply Chain Strategy

Supply Chain
Central Operations
Key Shared Manufacturing Capabilities:
–
Long-Term Capacity Planning
–
Greenfield Plant Design
–
Reliability Engineering
–
Process Control
–
Post-Autoclave Engineering
–
Core Engineering Development
Centralized Manufacturing

JH MANUFACTURING

PAGE
JH MANUFACTURING OVERVIEW
JH manufacturing: Major lever in our competitive advantage

Proprietary technology delivers
unit cost & ROCE advantage
Innovation in process capability
enables product leadership
Unique throughput advantage in
our Hatscheck
manufacturing
Engineered scale creates labor
and capital advantage
Flexible manufacturing achieves
low unit cost through market
cycles
Process capability to deliver
innovative product differentiation
Innovation approach delivers
speed to market advantage
Network flexibility creates
delivered cost advantage

PAGE
MANUFACTURING PROCESSES
PROCESS TECHNOLOGY SEGMENTS MANUFACTURING APPROACH

Pre-Autoclave
Post-Autoclave
Manufacturing
Process
Continuous Process
Raw Material Conversion
Key Process
Objectives
Material handling
Coatings application
Long Continuous runs
Raw material yield
Optimize coating yield
Inventory Model
Make-to-Inventory
Mix of Make-to-Inventory &
Make-to-Order

PAGE
JH MANUFACTURING SCALE EVOLUTION
A culture of engineering step-change has yielded a tremendous increase in manufacturing scale

Equipment Automation
4’x4-tub
Manual
Manual
Fontana
4’x5-tub
Auto
Manual
Plant City
5’x6-tub
Auto
Auto
Tacoma
5’x9-tub
Auto+
Auto
Pulaski
Tub Config
Finishing
Interleaver
Labels

Capital $/annual throughput

Volume/gross machine hr

James Hardie

PAGE
SCALE AS A COMPETITIVE ADVANTAGE
Manufacturing scale creates a significant competitive advantage

Fontana
Plant City
Tacoma
Pulaski
Fontana
Plant City
Tacoma
Pulaski
Capital Efficiency Unmatched
by Competitors
Machine Size & Automation
Yields High Labor Efficiency

PAGE
JH MANUFACTURING ADVANTAGE
Internally developed process capability enables product differentiation

Product thickness
and density control
HardieTrim
®
and
Artisan product lines
Fit-to-purpose
manufacturing processing
HardieZone
®
Engineered for Climate
Post-processing
engineering
HardieShingle
®
Coatings application
expertise
ColorPlus
®
Technology

PAGE
MANUFACTURING ADVANTAGE SUMMARY
•
Step change engineering focus has delivered a
substantial manufacturing scale advantage
•
Constant investment in manufacturing process
capabilities enable our product differentiation
•
Flexibility in manufacturing & capacity model allow
for cost advantage through market cycles

JH MANUFACTURING CAPACITY

PAGE
JH CAPACITY PHILOSOPHY
CORE CONCEPTS OF OUR MANUFACTURING CAPACITY PHILOSOPHY:

Enable 35/90 by ensuring market supply ahead of demand
Invest in capacity that maximizes value creation
Commission new capacity to optimize network costs

PAGE
ENSURING MARKET SUPPLY
LONG-TERM CAPACITY PLANNING
Our trigger to invest in new capacity is designed to buffer demand uncertainty over our design/construction/commission period

85% utilization
threshold hit
Decision Point
Construction
Commission
Demand

PAGE
JH CAPACITY TYPES
As a result, we manage several different types of capacity:

Active
30-day “flex” lead-time
Not
Commissioned
Idled & New
90-day start-up lead-
time
18-24 month
construction lead-time
Capacity Category
Time to Mobilize
Network Examples
Summerville
Next Greenfield
Cleburne SM3
Plant City SM4
Peru SM1 & SM2
Pulaski SM1 & SM2
Tacoma SM1
Used in our Short-
Term Capacity
Management Process

PAGE
SHORT-TERM CAPACITY MANAGEMENT APPROACH
IN OUR SHORT-TERM CAPACITY PLANNING, ACTIVE & NOT COMMISSIONED
CAPACITY ENABLES A HIGH UTILIZATION TARGET

Active
Not
Commissioned
Idled & New
Capacity Category
Utilization Triggers
Targeting high network utilization optimizes total
network cost while guaranteeing supply
Quick ramp-ups enable a high (95%)
network utilization threshold
Decision Point
Decision Point

PAGE
HOW WE MEASURE UTILIZATION
OUR UTILIZATION METRIC CONSIDERS THE ACTIVE CAPACITY BUCKET ONLY

Active
Not
Commissioned
Idled & New
Capacity Category
Available manufacturing included in our current
network utilization calculation
Manufacturing capacity that is not yet capable of
producing product is NOT included in our network
utilization calculation

PAGE
HOW WE CALCULATE UTILIZATION
OUR UTILIZATION METRIC IS CALCULATED BASED ON GROSS HOURS OF OUR
“ACTIVE” CAPACITY

Active
Capacity Category
Current %
utilization
100% of
available
machine
hours
Consumed
gross hours
JH Utilization
Consumed gross hours
100%
of
available
machine
hours

PAGE
EXAMPLE CAPACITY ADD SEQUENCE

No
Active Utilization
New Capacity Build
Triggered
Line Commissioned
88%
No
Yes
95%/78%
Yes –
year 3
No
84%
No
No
93%
Yes
95%/84%
Yes –
year 6
Yes –
year 5
Year 0
Year 1
Year 2
Year 3
Year 4

PAGE
OUTLOOK ON NEW CAPACITY TIMING
Based on the this logic, our current outlook for capacity start-ups is:

Actual start-up dates are highly sensitive to: market growth, JH
PDG performance, & product-specific capability requirements
MANUFACTURING CAPACITY
EXPECTED COMMISSIONING
PLANT CITY SM4
FY17 –
FY18
CLEBURNE SM3
FY18
–
FY19
SUMMERVILLE SM1
FY19
–
FY21
TACOMA SM2
FY19
–
FY22

PAGE
HEADWINDS TO CAPITAL EFFICIENCY
SEVERAL FACTORS ARE DRIVING UP THE COST TO
CONSTRUCT NEW CAPACITY

Increasing regulatory requirements in air & water
Manufacturing processes to continue differentiation
Inflationary pressure in install & engineering labor
We have recently begun several initiatives to off-set these costs

PAGE
CAPITAL EFFICIENCY
EXAMPLE: GREENFIELD CAPACITY INITIATIVE
We have recently resourced a team to off-set these cost headwinds

Greenfield
Capacity
Initiative
Value Engineering
Product Selection
Process Selection

PAGE
MANUFACTURING ADVANTAGE SUMMARY
•
We are committed to ensuring product supply and
will continue to invest ahead of demand
•
Our short-term capacity management program
targets high active utilization
•
We are resourcing programs to maintain our capital
efficiency advantage

JH SUPPLY CHAIN ADVANTAGE

PAGE
JH SUPPLY CHAIN OVERVIEW

Procurement
Network
Planning
Outbound
Freight
Channel
Management
Production
Scheduling
Customer
Experience
A fully integrated value chain that begins with customer value creation…
...and has capabilities that create a substantial competitive advantage:
•
Highly integrated customer/channel relationships
•
To-the-piece order flow, manufacturing and delivery capability
•
Automated production scheduling that leverages manufacturing scale
•
Flexible network model providing redundancy and optimal landed cost

James Hardie Plant
James Hardie VMI
Home Depot DC
Lowe's DC
James Hardie Reload

James Hardie Plant
James Hardie VMI
Home Depot DC
Lowe's DC
James Hardie Reload

James Hardie

PAGE JH SUPPLY CHAIN SCALE ADVANTAGE 27 JH Network – Today JH Network – 35/90 *Specific locations subject to change

PAGE
Enable access to differentiated products
across all customer segments
JH SUPPLY CHAIN OBJECTIVES

James Hardie
Custom
Builder
Production
Builder
R&R
Contractor
Leverage
JH
manufacturing
and
freight
scale
and
capability
advantage
Minimize “total supply chain cost” through
the entire channel
JH SUPPLY CHAIN CREATES CUSTOMER VALUE WHILE OPTIMIZING TOTAL
VALUE CHAIN COSTS
Aligned Channel

PAGE
Enable access –
The entire ColorPlus
®
product
range at an unmatched lead time
SUPPLY CHAIN ADVANTAGE: JOBPACK EXAMPLE

Aligned Channel
James Hardie
Custom
Builder
Production
Builder
R&R
Contractor
Optimize
JH
manufacturing
and
freight
-
automated
order
flow
and
truck
routing
that
significantly
minimize
the
“less-than-full”
pallet/truck
penalty
Minimize “total supply chain cost” removes the
need for channel inventory on “the tail”
JOBPACKS:
TO-THE-PIECE
COLORPLUS
®
HOUSE
PACKS
DELIVERED VIA LTL FREIGHT IN 8 DAYS

PAGE
JH
SUPPLY
CHAIN
–
CAPABILITY
ADVANTAGE
(HardieLink
®
)
Automated
Order Taking
Software
(JDA)
Sequential low
cost tendering
for delivery
(APO)
Optimization
Planning
Software builds &
aggregates large
production runs
(APO) System
Generates VMI
Replenishments
Trucks
(JDA) TMS Software
combines job packs
and VMI
replenishments to
optimize truck weight
and multi-stop routing
HIGHLY AUTOMATED, INTEGRATED SYSTEMS
Enable Customer
Integration
Leverage & Exploit
Manufacturing Scale
Optimize Delivered Cost with
Freight/Sourcing

OPTIMIZING SUPPLY CHAIN COSTS

PAGE
JH TRANSPORTATION: OUR APPROACH TO FREIGHT
CORE CONCEPTS OF OUR APPROACH TO FREIGHT:

We optimize much of our network around freight
We manage to detailed performance metrics on
controllable cost drivers
Freight is a commodity –
the spot market is an
advantage for us

JH $/MSF freight cost
Spot Market $/mile
$/MSF
$/Mile W/Fuel (spot market)
FY'12
FY'13
FY'14
FY'15
FY'16

James Hardie

PAGE JH FREIGHT COST VS THE MARKET (FY12 – CURRENT) 33 Source: DAT Rateview (Spot market $/Mile W/Fuel)

PAGE
FY12 –
FY16 PERFORMANCE IMPROVEMENT LEVERS

Truckload
Utilization
Result Achieved
5.5% increase
How
Optimized replenishment to VMI sites
Order parameters that maximize value
for the entire value chain
Targeted “above market” lane program
Carrier Sourcing:
Truckload
Purchasing
Network Design:
Mode &
Routing
Optimiziation
>25% savings
vs. published
contract rates2
1
Source: DAT Rateview
2
Source: DAT Rateview: Jul
’14
–
Jul
’15
Leverage JH internal brokerage
Backhaul programs with aligned channel
partners
14% reduction
in average
truckload haul1
Automated job pack order
consolidation and routing
150% increase in rail mode utilization
Controllable Area

PAGE
FREIGHT SUMMARY AND OUTLOOK
•
JH will continue YOY improvement in controllable areas
•
In FY16 we are benefitting from a favorable operating
environment in both supply/demand and fuel costs
•
While the current operating environment is soft, our future
state thinking on freight is impacted by the following realities:
•
Regulatory changes that reduce driver capacity
•
Demographic shifts, resulting in fewer drivers in workforce
•
Uncertain economic climate which limits capacity investments

PAGE
PROCUREMENT APPROACH
WE HAVE TWO PRIMARY OBJECTIVES FOR OUR PROCUREMENT PROCESSES

Ensure long-term supply
Optimize pricing power on
scale & JH value proposition
Strategic partnerships in
select commodity categories
Management capability to
offset supply risk
R&D capability to create
alternative sourcing options
Industry analysis to quantify
JH value as a customer
Leverage spot markets to
increase pricing pressure
Strategic vertical integration
to key commodity categories

PAGE
CEMENT: UNDERSTANDING OUR VALUE AS A CUSTOMER
Supply/demand dynamics are driving increased pricing in all regions

Ready
Mix
Producer
James
Hardie
Low Sales SG&A Requirement
Consistent, Predictable Demand
365-Day Buying
Finishing Efficiency
Formulation
Quantifying the value of our of
our business and leveraging
in supply agreements
Leveraging our R&D capability to
minimize a “formulation penalty”

PAGE
PULP: COMPETITIVE PRESSURE & SUPPLY CHAIN EFFICIENCIES
Our long-term pulp supply is secured through contracts with strategic partners.  Within those agreements, we are focused on cost optimization

JH Total
Pulp
Required
Minimum
Contract
Volumes
Spot Market
Development
Increasing Competition
Total Supply Chain  Costs
Rail-direct shipments remove
the need for transloading
Improved planning removing JH
and supplier warehouse operations
Formulation optimizing to
minimize supplier production cost

PAGE
SUPPLY CHAIN SUMMARY
•
Supply Chain is a strategic area focused on value
creation for our customers
•
We have substantial operating capabilities that
enable optimized delivered cost through the entire
value chain
•
We continue to be focus on elevating our controllable
performance to market through all market conditions

PAGE QUESTIONS 40